UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.  1  )*

Coty Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

222070203
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 11 Pages

CUSIP NO: 222070203

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
JAB Cosmetics B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 268,493,941(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 268,493,941 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

268,493,941
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

79.63%(1)(2)
12.	Type of Reporting Person (See Instructions)
OO

(1) Includes 6,431,571 shares of Class A Common Stock and 262,062,370 shares of Class B Common Stock held of record by JAB Cosmetics B.V.  JAB Cosmetics B.V. is an indirect subsidiary of Lucresca SE and Agnaten SE and a direct subsidiary of JAB Holdings B.V.  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(2) The percentage ownership was calculated by dividing the sum of (a) the 6,431,571 Class A shares owned by the Reporting Person and (b) the 262,062,370 Class B shares owned by the Reporting Person by (x) the sum of (i) such 262,062,370 Class B shares, and (ii) the 75,098,054 Class A shares outstanding as of February 2, 2016 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 31, 2015. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. The percentage ownership calculation does not reflect this ten-to-one voting power for the Class B Common Stock, since such Class B shares are deemed converted into Class A Shares for purposes of this Report.

Schedule 13G	Page 3 of 11 Pages

CUSIP NO: 222070203

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Lucresca SE
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Austria

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 268,493,941(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 268,493,941 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

268,493,941
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

79.63%(1)(2)
12.	Type of Reporting Person (See Instructions)

OO

(1) Includes 6,431,571 shares of Class A Common Stock and 262,062,370 shares of Class B Common Stock held of record by JAB Cosmetics B.V.  JAB Cosmetics B.V. is an indirect subsidiary of Lucresca SE and Agnaten SE and a direct subsidiary of JAB Holdings B.V.  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(2) The percentage ownership was calculated by dividing the sum of (a) the 6,431,571 Class A shares owned by the Reporting Person and (b) the 262,062,370 Class B shares owned by the Reporting Person by (x) the sum of (i) such 262,062,370 Class B shares, and (ii) the 75,098,054 Class A shares outstanding as of February 2, 2016 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 31, 2015. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. The percentage ownership calculation does not reflect this ten-to-one voting power for the Class B Common Stock, since such Class B shares are deemed converted into Class A Shares for purposes of this Report.

Schedule 13G	Page 4 of 11 Pages

CUSIP NO: 222070203

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Agnaten SE
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Austria

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 268,493,941(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 268,493,941(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

268,493,941
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

79.63%(1)(2)
12.	Type of Reporting Person (See Instructions)

OO

(1) Includes 6,431,571 shares of Class A Common Stock and 262,062,370 shares of Class B Common Stock held of record by JAB Cosmetics B.V.  JAB Cosmetics B.V. is an indirect subsidiary of Lucresca SE and Agnaten SE and a direct subsidiary of JAB Holdings B.V.  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(2) The percentage ownership was calculated by dividing the sum of (a) the 6,431,571 Class A shares owned by the Reporting Person and (b) the 262,062,370 Class B shares owned by the Reporting Person by (x) the sum of (i) such 262,062,370 Class B shares, and (ii) the 75,098,054 Class A shares outstanding as of February 2, 2016 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 31, 2015. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. The percentage ownership calculation does not reflect this ten-to-one voting power for the Class B Common Stock, since such Class B shares are deemed converted into Class A Shares for purposes of this Report.

Schedule 13G	Page 5 of 11 Pages

CUSIP NO: 222070203

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

JAB Holdings B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 268,493,941(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 268,493,941(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

268,493,941
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

79.63%(1)(2)
12.	Type of Reporting Person (See Instructions)

OO

(1) Includes 6,431,571 shares of Class A Common Stock and 262,062,370 shares of Class B Common Stock held of record by JAB Cosmetics B.V.  JAB Cosmetics B.V. is an indirect subsidiary of Lucresca SE and Agnaten SE and a direct subsidiary of JAB Holdings B.V.  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(2) The percentage ownership was calculated by dividing the sum of (a) the 6,431,571 Class A shares owned by the Reporting Person and (b) the 262,062,370 Class B shares owned by the Reporting Person by (x) the sum of (i) such 262,062,370 Class B shares, and (ii) the 75,098,054 Class A shares outstanding as of February 2, 2016 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 31, 2015. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. The percentage ownership calculation does not reflect this ten-to-one voting power for the Class B Common Stock, since such Class B shares are deemed converted into Class A Shares for purposes of this Report.

Schedule 13G	Page 6 of 11 Pages

CUSIP NO: 222070203

Item 1.(a)	Name of Issuer:

Coty Inc.

Item 1.(b)	Address of Issuer’s Principal Executive Offices:

350 Fifth Avenue, New York, NY

Item 2.(a)	Name of Person Filing:

JAB Cosmetics B.V.
Lucresca Holding SE
Agnaten Holding SE
JAB Holdings B.V.

JAB Cosmetics B.V. is an indirect subsidiary of Lucresca SE and Agnaten SE and a direct subsidiary of JAB Holdings B.V

Item 2.(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of JAB Cosmetics B.V. is Oudeweg 147, NL-2031 CC Haarlem, The Netherlands.

The principal business address of Lucresca SE is Rooseveltplatz 4-5 / Top 10, A-1090 Vienna, Austria.

The principal business address of Agnaten SE is Rooseveltplatz 4-5 / Top 10, A-1090 Vienna, Austria.

The principal business address of JAB Holdings B.V. is Oudeweg 147, NL-2031 CC Haarlem, The Netherlands.

Item 2.(c)	Citizenship:

JAB Cosmetics B.V. is a Dutch Besloten Vennootschap.

Lucresca SE is an Austrian Societas Europaea.

Agnaten SE is an Austrian Societas Europaea.

JAB Holdings B.V. is a Dutch Besloten Vennootschap.

Item 2.(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

6,431,571 shares beneficially owned by the Reporting Persons are of Class A Common Stock and 262,062,370 shares beneficially owned by the Reporting Persons are of Class B Common Stock.  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

Schedule 13G	Page 7 of 11 Pages

CUSIP NO: 222070203

Item 2.(e)	CUSIP Number:

222070203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

268,493,941(1)

(b)	Percent of Class:

79.63% (1)(2)

(1) Includes 6,431,571 shares of Class A Common Stock and 262,062,370 shares of Class B Common Stock held of record by JAB Cosmetics B.V.  JAB Cosmetics B.V. is an indirect subsidiary of Lucresca SE and Agnaten SE and a direct subsidiary of JAB Holdings B.V.  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(2) The percentage ownership was calculated by dividing the sum of (a) the 6,431,571 Class A shares owned by the Reporting Person and (b) the 262,062,370 Class B shares owned by the Reporting Person by (x) the sum of (i) such 262,062,370 Class B shares, and (ii) the 75,098,054 Class A shares outstanding as of February 2, 2016 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 31, 2015. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. The percentage ownership calculation does not reflect this ten-to-one voting power for the Class B Common Stock, since such Class B shares are deemed converted into Class A Shares for purposes of this Report.

Schedule 13G	Page 8 of 11 Pages

CUSIP NO: 222070203

(c)	Number of Shares as to which the person has:

	i.	Sole power to vote or to direct the vote:

0

	ii.	Shared power to vote or to direct the vote:

268,493,941 (1)

	iii.	Sole power to dispose or to direct the disposition of:

0

	iv.	Shared power to dispose or to direct the disposition of:

268,493,941

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Schedule 13G	Page 9 of 11 Pages

CUSIP NO: 222070203

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

JAB Cosmetics B.V.
Lucresca Holding SE
Agnaten Holding SE
JAB Holdings B.V.

/s/ Constantin Thun-Hohenstein
By:	Constantin Thun-Hohenstein
Title:	Attorney-in-Fact

/s/ Markus Hopmann
By:	Markus Hopmann
Title:	Attorney-in-Fact

Schedule 13G	Page 10 of 11 Pages

CUSIP NO: 222070203

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the shares of Class A Common Stock, par value $0.01 per share, of Coty Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Joachim Creus, Markus Hopmann, Constantin Thun-Hohenstein, Andrea Oechsler-Steinhauser and Dietmar Guetter as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings, and amendments thereto, required to be made by it with the Securities and Exchange Commission.

Date: February 16, 2016

JAB Cosmetics B.V.

/s/ Constantin Thun-Hohenstein
By:	Constantin Thun-Hohenstein
Title:	Authorized Representative

/s/ Markus Hopmann
By:	Markus Hopmann
Title:	Authorized Representative

Lucresca SE

/s/ Constantin Thun-Hohenstein
By:	Constantin Thun-Hohenstein
Title:	Authorized Representative

/s/ Markus Hopmann
By:	Markus Hopmann
Title:	Authorized Representative

Agnaten SE

/s/ Constantin Thun-Hohenstein
By:	Constantin Thun-Hohenstein
Title:	Authorized Representative

/s/ Markus Hopmann
By:	Markus Hopmann
Title:	Authorized Representative

Schedule 13G	Page 11 of 11 Pages

CUSIP NO: 222070203

JAB Holdings B.V.

/s/ Constantin Thun-Hohenstein
By:	Constantin Thun-Hohenstein
Title:	Authorized Representative

/s/ Markus Hopmann
By:	Markus Hopmann
Title:	Authorized Representative